EXHIBIT 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2011

Prepared as at February 24, 2012

Index

Overview	3
Summary of Results	3
Number of Common Shares and Warrants	5

Business Environment	5
Risk Factors	5
Forward Looking Statements	5
Business Plan and Strategy	5

Results of Operations	7

Liquidity and Capital Resources	9
Working Capital	9
Key Contractual Obligations	10
Off Balance Sheet Arrangements	10

Transactions with Related Parties	10

Financial and Derivative Instruments	10

Critical Accounting Estimates	11

International Financial Reporting Standards	11

Evaluation of Disclosure Controls and Procedures	11

Outlook	12
Current Outlook	12

Public Securities Filing	12

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three and six months ended December 31, 2011 should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended December 31, 2011 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2011. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) .

This management discussion and analysis is prepared by management as at February 24, 2012.  The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest some of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in the fiscal 2010 and 2011.  The Company continues to review different investment opportunities both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the Company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It is the new board of directors and management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”), or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

On October 4, 2010, 100,000 options issued to the Chief Financial Officer were cancelled.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

On July 21, 2011, the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

The following table summarizes financial information for the 2nd quarter of fiscal 2012 and the preceding seven quarters:

Quarters ended	Dec. 31, 2010	Sept. 30, 2011	June 30, 2011	March 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008

Total Revenue	-	-	-	-	-	-	-	-	-	(325)	139	1,606
Earnings (Loss) from continuing operations	(48,402)	(18,327)	(70,010)	(50,326)	(67,797)	(62,421)	(75,744)	(60,043)	(57,913)	(1,088,443)	37,631	2,255
Net loss per share - basic and diluted	0.00	0.00	$(0.01)	0.00	0.00	0.00	0.00	0.00	0.00	(0.08)	0.00	0.01

During the quarter ended December 31, 2011, losses were increased from the quarter ended September 30, 2011 due primarily to an increase in shareholder information costs associated with holding the Company’s annual general meeting and professional fees associated with the financing completed in November 2011.

Number of Common Shares

There are 23,521,744 common shares issued and outstanding as of December 31, 2011 and February 24, 2012, being the date of this report.  There are no options or warrants outstanding as of December 31, 2011 and February 24, 2012, the date of this report.

A total of 18,767,200 shares issued are subject to resale restrictions under U.S securities laws.

Business Environment

Risk Factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2011.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

●	Our lack of substantial operating history;
●	the success of the film projects in which we have interests;
●	the impact of competition;
●	the enforceability of legal rights;
●	the volatility of the entertainment industry.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2011 year, a copy of which has been filed on EDGAR and SEDAR. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the second quarter of fiscal 2012.  During most of fiscal 2007 and 2008, management focused on the financing and distribution of feature films.

However, in fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

During fiscal 2009, the Company did deploy a portion of its excess cash by investing in exchange traded securities.  It did have some success in the third quarter of fiscal 2009, but then incurred significant losses in the fourth quarter of fiscal 2009.  As a result, the Company did not continue this practice in the fiscal 2010.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and management team were appointed.  The new management team will continue to pursue investment opportunities both inside and outside of the film industry.

On July 15th, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option until July 15th, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities for a similar 24 month period.

On July 21, 2011 the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

Results of Operations

	Three months	Six months	Three months	Six months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2011	2010	2010
Income	$-	$-	$-	$-
Expenses	$(48,402)	$(66,729)	$(67,797)	$(130,218)
Net loss for period	$(48,402)	$(66,729)	$(67,797)	$(130,218)
Deficit at end of period	$(8,359,932)		$(8,172,867)

Overview

The following were the key events in the three and six months ended December 31, 2011 –

On July 21, 2011 the Company entered into two unsecured loan agreements (1) with its largest shareholder, Mad Hatter Investments Inc. in the amount of $33,333 and (2) with related entity, 1057111 Ontario Limited, (which is owned by the same person who owns Mad Hatter) in the amount of $16,667.  The terms are both the same - loans have a term of approximately 12 months ending July 31, 2012, accrue interest at 10% per annum until maturity, and each are convertible at the option of the holder  into common shares of the Company at $0.10 per share.

On November 23, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the principal amount of $50,000.  The loan has a term of 18 months or upon the sale or change of control of the Company, accrues interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.  The loan is secured against the assets of the Company.

The following were the key events in the three and six months ended December 31, 2010 –

The Company cancelled 100,000 options issued to the Chief Financial Officer on October 4, 2010.

On November 20, 2010, 5,900,000 warrants were exercised at $0.01 USD per warrant resulting in proceeds of $60,062 CDN.  In addition, 293,600 previously issued warrants expired on November 30, 2010.

Income

The Company’s primary source of income historically has been earning interest income on excess cash balances.  Cash balances were too low in the three and six months ended December 31, 2011 to earn any such income.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2011	2011	2010	2010

Professional fees	$15,306	$17,256	$10,075	$18,460
Consulting expenses	12,500	22,500	40,000	80,000
Shareholders information	12,424	14,713	12,087	16,847
Office and general	3,780	7,560	3,500	8,364
Bank charges and interest	2,692	2,937	174	379
Accretion on debt	1,619	1,619	-	-
Foreign exchange loss	81	144	1,961	6,168
	$48,402	$66,729	$67,797	$130,218

Professional Fees

Professional fees in the three and six months ended December 31, 2011 were $15,306 and $17,256 respectively (three and six months ended December 31, 2010 - $10,075 and $18,460 respectively) related primarily to the review of the Company’s public filings, annual general meeting preparation and general corporate matters.

Consulting Expenses

Consulting fees include $7,500 (2010 - $7,500) of fees earned by the Chief Executive Officer for various consulting services rendered in the three months ended December 31, 2011.  Consulting fees include $15,000 paid to the Chief Executive Officer in the six months ended December 31, 2011 (2010 - $15,000).

Consulting fees also include $5,000 (2010 - $2,500) paid to the Chief Financial Officer for services rendered during the period.  Consulting fees include $7,500 paid to the Chief Financial Officer in the six months ended December 31, 2011 (2010 - $5,000).

In the three and six months ended December 31, 2010, the Company also paid $30,000 and $60,000 respectively to the largest shareholder for various consulting services.  No such were fees were incurred in the three and six month period ended December 31, 2011.

Shareholder Information

Shareholder information costs in the three and six months ended December 31, 2011 and 2010 include costs relating to holding the Company’s annual general meeting in the quarter, as well as transfer agent fees and regulatory and related filing fees.

Office and General

In the three and six month periods ended December 31, 2011 and 2010, these costs were almost entirely for insurance costs relating to the Company’s directors and officers insurance policy entered into in June of each year.  Any additional costs are for miscellaneous costs include the costs of various small office expenses not categorized elsewhere in the financial statements.

Interest Expense and Bank Charges

In the three and six months ended December 31, 2011, the Company incurred interest expense on the notes payable entered into in July and November 2011.  The total cost of this interest expense was $2,500 in the period.  The balance of the expense relates to bank charges associated with administering the Company’s bank accounts.  In the three and six month periods ended December 31, 2011 and 2010, these costs were only for bank charges.

Accretion on Debt

In the three and six months ended December 31, 2011, the Company incurred accretion charges associated with the accounting for its notes payable entered into in July and November 2011.  Due to the conversion features of the notes, a portion of the debt is classified as debt and a portion as contributed surplus.  The difference between the face amount of the debt and the amount recorded as a liability is accreted on a straight line basis over the term of the debt

Foreign Exchange Loss

Exchange loss for the three and six months ended December 31, 2011 and 2010 related entirely to the translation of US dollar balances and transactions into Canadian dollars at December 31, compared to the exchange rate used at June 30 and September 30 as the Canadian dollar strengthened against the US dollar.

Liquidity and Capital Resources

Working Capital

As at December 31, 2011, the Company had a net working capital deficit of $124,465 as compared to a working capital deficit of $80,629 at September 30, 2011 and $64,844 as of June 30, 2011.   Cash on hand as at December 31, 2011 was $27,237 compared to $39,447 at September 30, 2011 and $8,596 in cash as at June 30, 2011.

The working capital position has decreased by approximately $44,000 on a quarter-over- quarter basis primarily due to the loss the Company incurred during the quarter.

Key Contractual Obligations

These are detailed in Note 13 – Commitments and Contingent Liabilities to the consolidated financial statements for the quarter ended December 31, 2011.

Off Balance Sheet Arrangements

At December 31, 2011 and 2010, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and six months ended December 31, 2011 and balances as at that date, not disclosed elsewhere in the financial statements are:

Consulting fees include $7,500 (2010 - $7,500) of fees earned by the Chief Executive Officer for various consulting services rendered in the three months ended December 31, 2011.  Consulting fees include $15,000 paid to the Chief Executive Officer in the six months ended December 31, 2011 (2010 - $15,000).

Consulting fees also include $5,000 (2010 - $2,500) paid to the Chief Financial Officer for services rendered during the period.  Consulting fees include $7,500 paid to the Chief Financial Officer in the six months ended December 31, 2011 (2010 - $5,000).

In the three and six months ended December 31, 2010, the Company also paid $30,000 and $60,000 respectively to the largest shareholder for various consulting services.  No such were fees were incurred in the three and six month period ended December 31, 2011.

Legal fees in 2011 include $13,627 (2010 - $7,500) paid to a law firm affiliated with the Chief Executive Officer for legal services provided in the period.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at December 31, 2011.

Credit risk is minimized as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended December 31, 2011 and 2010, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with IFRS.  The significant accounting policies used by the Company are same as those disclosed in Note 2 to the Consolidated Financial Statements for the quarter ended December 31, 2011.  Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

International Financial Reporting Standards

Effective January 1, 2011, Canadian public companies were required to adopt IFRS which include comparatives for 2010. The Company's accounting policies are provided in Note 2 to the interim financial statements for the three and six month period ended December 31, 2011. In addition, Note 15 to the interim financial statements presents reconciliations between the Company's fiscal 2011 Previous GAAP results and its 2011 IFRS results. The reconciliations include the statement of financial position or balance sheet as at July 1, 2010, December 30, 2010 and June 30, 2011. There were no changes in the statements of operations and comprehensive income (loss) for these periods.

On transition to IFRS, on July 1, 2010, the Company used certain exemptions allowed under IFRS 1 First Time Adoption of IFRS that required no changes to Previous GAAP.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

LiveReel currently has approximately $27,000 in cash and it was able to secure an additional $50,000 of financing with its largest shareholder during the first quarter and an additional $50,000 with a third party in the second quarter of fiscal 2012.  Its significant debts are with its largest shareholder, and a related party to its largest shareholder.  It has the backing of new shareholders with considerable financial strength and network and have taken an active approach to examining business opportunities within and outside of the entertainment industry that could enhance shareholder returns.

We are hopeful that the Company will succeed in improving the profitability of the business over time.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.